[Letterhead of John L. Thomas, Esq.]

September17, 2008

Ms. Raquel Howard, Staff Accountant
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
CF/AD 9
100 F Street N.E.
Washington D.C. 20549

Re:	UHF Incorporated
Commission File Number 000-49729

Dear Ms. Howard:

On behalf of my client UHF incorporated (the “Company”), set forth below is the Company’s proposed disclosure in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, (the Report”) regarding Item 8A “Controls and Procedures”.

“ ITEM 8A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the reporting period covered by this report, December 31, 2007, our Chief Executive Officer who also serves as our Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e).  Such disclosure controls and procedures are designed to insure that information required to be disclosed by a company in the reports it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Based upon that evaluation our management concluded that our controls and procedures needed improvement and were not adequately effective to ensure timely reporting with the Securities and Exchange Commission.  In our original filing of this annual report we did not include a report on Disclosure Controls.  Management has recognized this weakness in our disclosure control and procedures and has instituted a procedure whereby the personnel involved in the preparation of our reports to the Securities and Exchange Commission will review them to determine whether a report on disclosure controls and procedures is included.

Ms. Raquel Howard

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Our internal control over financial reporting is a process designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external use in accordance with generally accepted accounting principals. Management determined that our internal control over financial reporting was not effective on account of our failure to include such a repot on internal control over financial reporting in the original annual report filed with the Securities and Exchange Commission.  Management has takes steps to implement a procedure whereby such a report on internal control over financial reporting is included in our annual reports.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.”

Also, Exhibit 31.1 will be revised as follows:

The second paragraph will read” I, Ronald Schmeiser, certify that:”
Paragraph No.1 will read “ I have reviewed this amendment No. 3 to the annual report for the fiscal year ended  December 31, 2007 on Form 10-KSB of UHF Incorporated ( the “report”);”

Once the comment process has concluded the Company will file an amended Report within two business days.

All inquires regarding this matter may be directed to the undersigned at 856.234.0960 or to the undersigned’s cell phone at 609.332.1791.

Sincerely,

/s/John Thomas
John Thomas